SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, DC 20549

                               ________________

                                 SCHEDULE 13G
                                (Rule 13d-102)


            INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
          TO RULES 13d-1(b), (c) AND (d) AND AMENDMENTS THERETO FILED
                             PURSUANT TO 13d-2(b)
                             (Amendment No.1)<F1>


                                 Talk.com Inc.
     --------------------------------------------------------------------
                               (Name of Issuer)


                    Common Stock, par value $.01 per share
     ---------------------------------------------------------------------
                        (Title of Class of Securities)


                                  874264 10 4
    ----------------------------------------------------------------------
                                (CUSIP Number)


                               January 11, 2001
    -----------------------------------------------------------------------
           (Date of Event Which Requires Filing of this Statement)


Check the appropriate box to designate the rule pursuant to which this
Schedule is filed:

                          [ ] Rule 13d-1(b)
                          [X] Rule 13d-1(c)
                          [ ] Rule 13d-1(d)
____________________
[FN]
<F1>
     The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

     The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 874264 10 4              13G                   Page  of 7 Pages

 1.    NAMES OF REPORTING PERSONS       AOL Time Warner Inc.

       I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)   13-4099534


 2.    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*            (a) [  ]
                                                                    (b) [  ]

 3.    SEC USE ONLY


 4.    CITIZENSHIP OR PLACE OF ORGANIZATION                       Delaware

         NUMBER OF           5.     SOLE VOTING POWER
           SHARES                   0


        BENEFICIALLY         6.     SHARED VOTING POWER
          OWNED BY                  6,843,356

           EACH
         REPORTING           7.     SOLE DISPOSITIVE POWER
                                    0

          PERSON
           WITH              8.     SHARED DISPOSITIVE POWER
                                    6,843,356

 9.    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
       6,843,356


 10.   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES
       CERTAIN SHARES*                                              [  ]


 11.   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
       8.4%


 12.   TYPE OF REPORTING PERSON*
       HC


                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No. 874264 10 4              13G                   Page  of 7 Pages

 1.    NAMES OF REPORTING PERSONS       America Online, Inc.

       I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)   54-1322110


 2.    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*            (a) [  ]
                                                                    (b) [  ]

 3.    SEC USE ONLY


 4.    CITIZENSHIP OR PLACE OF ORGANIZATION                       Delaware

         NUMBER OF           5.     SOLE VOTING POWER
           SHARES                   0


        BENEFICIALLY         6.     SHARED VOTING POWER
          OWNED BY                  6,843,356

           EACH
        REPORTING            7.     SOLE DISPOSITIVE POWER
                                    0

          PERSON
           WITH              8.     SHARED DISPOSITIVE POWER
                                    6,843,356

 9.    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
       6,843,356


 10.   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES
       CERTAIN SHARES*                                              [  ]


 11.   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
       8.4%


 12.   TYPE OF REPORTING PERSON*
       CO


                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No. 874264 10 4              13G                   Page  of 7 Pages

     This amendment to the Statement is being filed solely to reflect the combination on January 11, 2001 of America Online, Inc. ("America Online") and Time Warner Inc. ("Time Warner"), in connection with which (1) each of America Online and Time Warner became a direct wholly owned subsidiary of AOL Time Warner Inc. ("AOL Time Warner") and (2) AOL Time Warner became the ultimate beneficial owner of the securities included in this filing held of record by American Online.

Item 1(a).               Name of Issuer:

                         Talk.com Inc.

Item 1(b).               Address of Issuer's Principal Executive Offices:

                         12020 Sunrise Valley Drive
                         Suite 250
                         Reston, VA 20191

Item 2(a).               Name of Person Filing:

                         AOL Time Warner Inc. and America Online, Inc.

Item 2(b).               Address of Principal Business Office or, if None,
                         Residence:

                         75 Rockefeller Plaza
                         New York, NY 10019

Item 2(c).               Citizenship:

                         AOL Time Warner Inc. and America Online, Inc. were organized and exist under the laws of the State of Delaware

Item 2(d).               Title of Class of Securities:

                         Common Stock, par value $.01 per share

Item 2(e).               CUSIP Number:

                         874264 10 4

Item 3. If this statement is filed pursuant to Rules 13d-1(b), or 13d-2(b), check whether the person filing is a:

CUSIP No. 874264 10 4              13G                   Page  of 7 Pages

     (a)    [  ]         Broker or dealer registered under Section 15 of the
                         Exchange Act.
     (b)    [  ]         Bank as defined in Section 3(a)(6) of the Exchange
                         Act.
     (c)    [  ]         Insurance company as defined in Section 3(a)(19) of
                         the Exchange Act.
     (d)    [  ]         Investment company registered under Section 8 of the
                         Investment Company Act.
     (e)    [  ]         An investment adviser in accordance with Rule
                         13d-1(b)(1)(ii)(E).
     (f)    [  ]         An employee benefit plan or endowment fund in
                         accordance with Rule 13d-1(b)(1)(ii)(F).
     (g)    [  ]         A parent holding company or control person in
                         accordance with Rule 13d-1(b)(1)(ii)(G).
     (h)    [  ]         A savings association as defined in Section 3(b) of
                         the Federal Deposit Insurance Act.
     (i)    [  ]         A church plan that is excluded from the definition
                         of an investment company under Section 3(c)(14) of
                         the Investment Company Act.
     (j)    [  ]         Group, in accordance with Rule 13d-1(b)(1)(ii)(J).

     If this statement is filed pursuant to Rule 13d-1(c), check this box. [X]

Item 4.                  Ownership.

     Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

     (a)    Amount beneficially owned:    6,843,356*
     (b)    Percent of class:             8.4%
     (c)    Number of shares as to which such person has:
     (i)    Sole power to vote or to direct the vote                0
     (ii)   Shared power to vote or to direct the vote              6,843,356
     (iii)  Sole power to dispose or to direct the disposition of   0
     (iv) Shared power to dispose or to direct the disposition of 6,843,356 Instruction. For computations regarding securities which represent a right to acquire an underlying security, see Rule 13d-3(d)(1).
___________
*The Reporting Persons beneficially own 2,721,984 shares of Common Stock of the Issuer, issuable upon exercise of currently exercisable warrants. The Reporting Person owns two warrants: Warrant One dated as of February 22, 1997 (amended and restated as of May 14, 1998 and amended on January 5, 1999) is fully vested and currently exercisable for 1,721,984 shares of Common Stock; Warrant Two dated as of May 14, 1998 is fully vested and currently exercisable for 1,000,000 shares of Common Stock.

CUSIP No. 874264 10 4              13G                   Page  of 7 Pages

Item 5.                  Ownership of Five Percent or Less of a Class.

     If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following [ ].

     Instruction.  Dissolution of a group requires a response to this item.

Item 6.                  Ownership of More than Five Percent on Behalf of
                         Another Person.

     Except as otherwise disclosed in periodic public filings with the Securities and Exchange Commission, no other person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, such securities.

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company.

     America Online, Inc. (a direct wholly owned subsidiary of AOL Time Warner Inc.) - CO - 6,843,356 shares.

Item 8.                  Identification and Classification of Members of the
                         Group.

     N/A

Item 9.                  Notice of Dissolution of Group.

     N/A

Item 10.                 Certifications.

     By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

CUSIP No. 874264 10 4              13G                   Page  of 7 Pages

                                   SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: January 22, 2001

                                AOL Time Warner Inc.


                                /s/ J. Michael Kelly
                                -----------------------------------------
                                              (Signature)


                                J. Michael Kelly, Executive Vice President
                                and Chief Financial Officer
                                -----------------------------------------
                                               (Name/Title)


                                America Online, Inc.


                                /s/ Randall Boe
                                -----------------------------------------
                                                 (Signature)


                                Randall Boe, Senior Vice President,
                                General Counsel and Secretary
                                -----------------------------------------
                                                (Name/Title)

CUSIP No. 874264 10 4              13G

Exhibit 1

                            JOINT FILING AGREEMENT

     AOL Time Warner Inc., a Delaware corporation and America Online, Inc., a Delaware corporation, each hereby agrees, in accordance with Rule 13d-1(k) under the Securities Exchange Act of 1934, that the Schedule 13G filed herewith, and any amendments thereto, relating to the shares of common stock, par value $0.01, of Talk.com Inc. is, and will be, jointly filed on behalf of each such person and further agree that this Joint Filing Agreement be included as an Exhibit to such joint filings. In evidence thereof, the undersigned hereby execute this Agreement as of the date set forth below.

Dated:  January 22, 2001


                            AOL TIME WARNER INC.


                            By:      /s/ J. Michael Kelly
                                     --------------------------
                            Name:    J. Michael Kelly
                            Title:   Executive Vice President and Chief
                                     Financial Counsel


                            AMERICA ONLINE, INC.


                            By:     /s/ Randall Boe
                                    --------------------------
                            Name:   Randall Boe
                            Title:  Senior Vice President, General Counsel
                                    and Secretary